

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-Mail
Robin Thompson
President
Webfolio Inc.
1129 8 Street S.E.
Calgary AB Canada T2G 2Z6

      Re: Webfolio Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 19, 2012
            File No. 333-182970

Dear Mr. Thompson:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that you have not updated the financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X. This updating requirement also applies to disclosure elsewhere in the registration statement, including in your Management's Discussion and Analysis. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                             Sincerely,

                             /s/ Katherine Wray

                             Katherine Wray
                             Attorney-Advisor

cc (by e-mail): Kevin M. Murphy, Attorney at Law